

New York Stock Exchange
11 Wall Street
New York, NY 10005

February 3, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest $0.01 par value per share, of First Trust Merger Arbitrage ETF of FIRST TRUST EXCHANGE-TRADED FUND III, under the Exchange Act of 1934.

Sincerely,

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